1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 16, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and management, as well as financial statements. No public offering of securities is to be made by the Company or Yancoal Resources in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT

OFFER TO REPURCHASE FOR CASH

UP TO A TOTAL OF US$250,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF

ITS OUTSTANDING US$550,000,000 5.730% GUARANTEED NOTES DUE 2022

ISSUED BY

YANCOAL INTERNATIONAL RESOURCES DEVELOPMENT CO., LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 4552)

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In May 2012, Yancoal Resources (an indirect wholly-owned subsidiary of the Company) issued an aggregate principal amount of US$550,000,000 5.730% Notes which will mature on 16 May 2022. The Notes are irrevocably and unconditionally guaranteed by the Company.

Yancoal Resources intends to offer to repurchase for cash up to a total of US$250,000,000 in aggregate principal amount of its outstanding Notes, which may be increased at Yancoal Resources’ sole discretion without extending the Early Tender Deadline or the Withdrawal Deadline.

The Offer commenced on 16 November 2015 and will expire at 11:59 p.m. (New York City time) on 14 December 2015, unless extended or otherwise terminated by Yancoal Resources.

Yancoal Resources has appointed Deutsche Bank AG, Singapore Branch as the Dealer Manager, and Lucid Issuer Services Limited as the Information and Tender Agent in relation to the Offer. The terms of the Offer are more fully described in the Offer to Purchase, which sets out further details regarding the tender procedures and the conditions of the Offer.

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

BACKGROUND

In May 2012, Yancoal Resources (an indirect wholly-owned subsidiary of the Company) issued an aggregate principal amount of US$550,000,000 5.730% Notes which will mature on 16 May 2022. The Notes are irrevocably and unconditionally guaranteed by the Company.

Reference is made to the announcement of the Company dated 10 May 2012 (Hong Kong time) in relation to the issuance of the Notes by Yancoal Resources. As at the date of this announcement, the aggregate outstanding principal amount of the Notes is US$550,000,000. The Notes are listed on the Hong Kong Stock Exchange (stock code: 4552).

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the Holders of the Notes are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

Yancoal Resources intends to offer to repurchase for cash up to a total of US$250,000,000 in aggregate principal amount of its outstanding Notes, which may be increased at Yancoal Resources’ sole discretion without extending the Early Tender Deadline or the Withdrawal Deadline.

THE OFFER

The Offer commenced on 16 November 2015 and will expire at 11:59 p.m. (New York City time) on 14 December 2015, unless extended or terminated by Yancoal Resources. An appropriate announcement will be made if and when the Expiration Time is extended. The Early Tender Deadline will be 5:00 p.m. (New York City time) on 30 November 2015, unless extended or otherwise terminated by Yancoal Resources in its sole discretion.

The following table summarizes the material terms of the Offer:

Description of the Notes	Outstanding Principal Amount	Early Tender Offer Price(1)	Late Tender Offer Price(1)

5.730% Guaranteed Notes due 2022 (2)	US$550,000,000	Acceptable Bid Price Range: US$860 to US$895	US$860

(1)	Per US$1,000 principal amount of Notes accepted for repurchase.
(2)	The ISIN and CUSIP are US984745AB51 and 984745AB5, respectively, for the Notes sold under Rule 144A and USY97279AB28 and Y97279AB2, respectively, for the Notes sold under Regulation S.

Yancoal Resources is offering to repurchase for cash up to a total of US$250,000,000 in aggregate principal amount of its outstanding Notes, which may be increased at Yancoal Resources’ sole discretion, at a price not greater than the Maximum Offer Price nor less than the Minimum Offer Price, in each case plus the Accrued Interest.

Holders may participate in the Offer by validly tendering and not validly withdrawing at or prior to the Early Tender Deadline their Notes (a) at prices within a range from and including the Minimum Offer Price to and including the Maximum Offer Price, or (b) not specifying a price, in which case the Holders will be deemed to have specified the Minimum Offer Price in respect of the Notes tendered. Holders whose Notes are validly tendered, and not validly withdrawn, at or prior to the Early Tender Deadline and that are accepted for repurchase by Yancoal Resources under the Offer will be eligible to receive the Early Tender Offer Price, subject to any applicable proration. The Early Tender Offer Price will be determined by a modified Dutch auction procedure. Please refer to the paragraph headed “Determination of the Early Tender Offer Price” below for details.

Holders whose Notes are validly tendered after the Early Tender Deadline and are accepted for repurchase by Yancoal Resources under the Offer will be eligible to receive the Late Tender Offer Price, subject to any applicable proration. Therefore, Holders of Notes who validly tender their Notes prior to the Early Tender Deadline may be entitled to receive more consideration than Holders of Notes who successfully tender Notes thereafter.

Holders whose Notes are accepted for repurchase pursuant to the Offer will also receive a cash payment equal to the Accrued Interest in respect of such Notes.

Tenders of Notes must be submitted only in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. The Indenture provides that the minimum denomination of Notes must be at least US$200,000, and as such no Holder may tender their Notes if, upon acceptance of repurchase of such Notes, the Holder will hold Notes in an amount of less than US$200,000. In the event of any proration of Notes, no single instruction will be accepted by Yancoal Resources to the extent that proration would thereafter result in an amount of less than US$200,000 in Notes to be returned to the Holder or the amount to be accepted by Yancoal Resources is less than US$200,000.

As set forth in the Offer to Purchase, Notes tendered at or prior to the Withdrawal Deadline may be withdrawn at any time at or prior to the Withdrawal Deadline and shall not be withdrawn after the Withdrawal Deadline, except pursuant to the Early Tender Extended Withdrawal Right. Any Holder of Notes that exercises the Early Tender Extended Withdrawal Right will have the right to re-tender such Notes at or prior to the Expiration Time. Notes tendered after the Withdrawal Deadline but at or before the Expiration Time may not be withdrawn except as otherwise required by applicable law.

The Settlement Date in relation to the Notes is expected to occur on the fifth Business Day after the Expiration Time. The Settlement Date for the Offer is currently expected to be 21 December 2015 (New York City time), unless otherwise extended by Yancoal Resources in its sole discretion. Yancoal Resources will pay the Early Tender Offer Price or the Late Tender Offer Price, as applicable, and the Accrued Interest in respect of the Notes accepted for repurchase to the relevant Holders on the Settlement Date.

Subject to applicable law and as provided in the Offer to Purchase, Yancoal Resources may, in its sole discretion, extend, re-open, amend, waive any condition of, or terminate the Offer at any time. Details of any such extension, re-opening, amendment, waiver or termination will be announced as provided in the Offer to Purchase as soon as reasonably practicable after the relevant decision is made. In the case of an extension of the Expiration Time, an announcement will be made prior to 9:00 a.m. (New York City time) on the Business Day immediately following such earlier expiration.

CONDITIONS TO THE OFFERS

Yancoal Resources will not be obliged to accept for repurchase or to repurchase Notes validly tendered and not subsequently validly withdrawn pursuant to the Offer if any of the following shall not have occurred: (a) satisfaction of certain general conditions more fully set forth in the Offer to Purchase; (b) satisfaction of the financing condition for the Offer; and (c) the acceptance by Yancoal Resources of the Notes validly tendered (and not subsequently validly withdrawn) for purchase pursuant to the Offer. Details of the conditions to the Offer are set out in the Offer to Purchase.

Financing Condition

The “Financing Condition” with respect to the Offer means that at or prior to the Expiration Time, Yancoal Resources having funds available to it sufficient to consummate the Offer (regardless of the amount of Notes tendered) and pay all consideration with respect of such Offer, including any additional amounts due on the Notes as a result of accrued and unpaid interest on such Notes, any other amounts due under such Notes or the Indenture and all related fees and expenses.

DETERMINATION OF THE EARLY TENDER OFFER PRICE

Under the modified Dutch auction procedure, Yancoal Resources will accept tenders in the order of lowest to highest tender prices specified by Holders of the Notes (in increments of US$2.50 per US$1,000 in principal amount) not greater than the Maximum Offer Price nor less than the Minimum Offer Price. Yancoal Resources will select the single lowest price per US$1,000 principal amount of the Notes to enable Yancoal Resources to repurchase an aggregate principal amount of the Notes equal to the Maximum Tender Offer Amount (or, if the aggregate principal amount of the Notes validly tendered is less than the Maximum Tender Offer Amount, all Notes so tendered). Yancoal Resources will pay the same Early Tender Offer Price for all Notes validly tendered at or below the Early Tender Offer Price and not validly withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms thereof, at or prior to the Early Tender Deadline. The prices at which the Notes were tendered at or prior to the Early Tender Deadline will be used for the purpose of determining the Early Tender Offer Price and proration, as described in the Offer to Purchase.

Yancoal Resources will determine the Early Tender Offer Price promptly after the Early Tender Deadline. Holders of Notes tendered prior to the Early Tender Deadline at prices greater than the Early Tender Offer price may exercise the Early Tender Extended Withdrawal Right subsequent to the Withdrawal Deadline but prior to the Expiration Time. Any Holder of Notes that exercises the Early Tender Extended Withdrawal Right will have the right to re-tender such Notes at or prior to the Expiration Time.

The repurchase price paid for the Notes tendered pursuant to the Offer after the Early Tender Deadline but prior to the Expiration Time shall equal the Late Tender Offer Price.

ACCEPTANCE AND PRORATION

If the aggregate principal amount of Eligible Early Tendered Notes at or below the Early Tender Offer Price exceeds the Maximum Tender Offer Amount, Yancoal Resources will accept for repurchase first, all such Eligible Early Tendered Notes validly tendered at prices below the Early Tender Offer Price, and thereafter, all such Eligible Early Tendered Notes tendered at the Early Tender Offer Price on a pro rata basis from among such tendered Notes, such that the aggregate principal amount of Notes repurchased by Yancoal Resources shall be equal to the Maximum Tender Offer Amount.

If the aggregate principal amount of Eligible Early Tendered Notes is less than the Maximum Tender Offer Amount, Yancoal Resources will accept for repurchase first, all Eligible Early Tendered Notes, and thereafter, the Eligible Late Tendered Notes on a pro rata basis from among such tendered Notes, such that the aggregate principal amount of Eligible Late Tendered Notes repurchased by Yancoal Resources shall be equal to the Remaining Tender Offer Amount. If the aggregate principal amount of the Eligible Late Tendered Notes is less than the Remaining Tender Offer Amount, Yancoal Resources will accept for repurchase all such Eligible Late Tender Notes.

Any Notes tendered but not repurchased pursuant to the Offer (including Notes not repurchased because any condition to the Offer is not satisfied or waived) will be returned to the tendering holders at Yancoal Resources’ expense on the Settlement Date or when the Offer is terminated or, in the case of book-entry Notes, maintained in the name of the tendering holder at DTC. All Notes not repurchased, as well as any Notes not tendered or timely withdrawn, will remain outstanding with their existing rights.

If proration of Notes tendered after the Early Tender Deadline is required, Yancoal Resources will determine the final proration factor promptly after the Expiration Time, and Yancoal Resources expects to announce any such proration factor on 15 December 2015.

PURPOSE OF THE OFFER AND SOURCE OF FUNDS

The purpose of the Offer is to manage the amount of the Group’s outstanding indebtedness. The Offer will be funded by the available cash and cash equivalents of the Group.

OTHER INFORMATION

Yancoal Resources reserves the right following completion or termination of the Offer, to offer to exchange or repurchase Notes, in individually negotiated transactions or in an offer extended to all Holders, or to issue a new invitation for Holders to exchange or tender Notes for repurchase, in each case on terms that may be more or less favorable than those contemplated by the Offer. The making of any new offer and the issuance of any new invitation will depend on various factors, including interest rates prevailing at the time and the aggregate principal amount of Notes repurchased and cancelled pursuant to the Offer.

Yancoal Resources has appointed Deutsche Bank AG, Singapore Branch as the Dealer Manager, and Lucid Issuer Services Limited as the Information and Tender Agent in relation to the Offer (as stipulated in the Offer to Purchase and its related documents). Any questions relating to the Offer should be directed to the Dealer Manager at One Raffles Quay, No.17-00 South Tower, Singapore 048583 (attention: Global Risk Syndicate, telephone number: +65 6423 5934 or +44 (0) 207 545 8011, email: liability.management@db.com). Requests for copies of the Offer to Purchase and its related documents shall be directed to the Information and Tender Agent at Leroy House, 436 Essex Road, London N1 3QP, United Kingdom (attention: Thomas Choquet, telephone number: +44 (0) 20 7704 0880, email: yanzhoucoal@lucid-is.com).

The terms of the Offer are more fully described in the Offer to Purchase, which sets out further details regarding the tender procedures and the conditions of the Offer.

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, THE NOTES. AN OFFER MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE.

The Offer is not being made to (nor will the tender of Notes be accepted from or on behalf of) Holders in any jurisdiction where the making or acceptance of the Offer would not comply with the laws of such jurisdiction. If Yancoal Resources becomes aware of any jurisdiction in which the making of the Offer, the tender of Notes would not be in compliance with applicable laws, Yancoal Resources may or may not, in its sole discretion, make an effort to comply with any such law. If, after such effort (if any), Yancoal Resources cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) any Holder residing in such jurisdiction.

If any Holder is in any doubt as to the action it should take, it is recommended to seek its own financial and legal advice, including with regard to any tax consequences, from its stockbroker, bank manager, solicitor, attorney, tax adviser or other independent financial or legal adviser. None of the Company, Yancoal Resources, the Dealer Manager, the Information and Tender Agent or any of their respective directors, officers, employees, agents or affiliates makes any recommendation as to whether Holders should tender their Notes pursuant to the Offer.

DEFINITIONS

“Accrued Interest”	accrued and unpaid interest on the Notes from the last applicable interest payment dates to, but excluding, the Settlement Date

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Board”	the board of directors of the Company

“Business Day”	any day, other than Saturday, Sunday or a U.S. Federal holiday, on which commercial banks and foreign exchange markets are open for business in New York City

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed to it under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Dealer Manager”	Deutsche Bank AG, Singapore Branch

“DTC”	The Depository Trust Company

“Early Tender Deadline”	5:00 p.m. (New York City time) on 30 November 2015, unless extended by Yancoal Resources in its sole discretion

“Early Tender Extended Withdrawal Right”	a one-time right of Holders of Notes validly tendered at a price greater than the Early Tender Offer Price and not validly withdrawn prior to the Early Tender Deadline to withdraw such Notes subsequent to the Early Tender Deadline but prior to the Expiration Time

“Early Tender Offer Price”	the single price per US$1,000 principal amount of the Notes to be determined as set out in the Offer to Purchase, which will be payable to Holders of the Notes who validly tender and not withdraw their Notes at or prior to the Early Tender Deadline and whose Notes are accepted for repurchase pursuant to the Offer

“Eligible Early Tendered Notes”	the Notes validly tendered at or below the Early Tender Offer Price and not validly withdrawn at or prior to the Early Tender Deadline

“Eligible Late Tendered Notes”	the Notes validly tendered following the Early Tender Deadline and not validly withdrawn

“Expiration Time”	11:59 p.m. (New York City time) on 14 December 2015, unless extended by Yancoal Resources in its sole discretion

“Indenture”	the indenture dated as of 16 May 2012 in relation to the Notes

“Holder(s)”	a holder or holders of the Notes

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Information and Tender Agent”	Lucid Issuer Services Limited

“Late Tender Offer Price”	an amount for each US$1,000 in principal amount of the Notes tendered after the Early Tender Deadline but at or prior to the Expiration Time equal to US$860

“Maximum Tender Offer Amount”	a total of US$250,000,000 in aggregate principal amount of the outstanding Notes, which may be increased at Yancoal Resources’ sole discretion

“Maximum Offer Price”	US$895 in cash per US$1,000 principal amount of Notes

“Minimum Offer Price”	US$860 in cash per US$1,000 principal amount of Notes

“Notes”	the 5.730% guaranteed notes due 2022 issued by Yancoal Resources and irrevocably and unconditionally guaranteed by the Company (ISIN: USY97279AB28 for Regulation S, US984745AB51 for Rule 144A; CUSIP code: Y97279AB2 for Regulation S, 984745AB5 for Rule 144A) with an aggregate outstanding principal amount of US$550,000,000 listed on the Hong Kong Stock Exchange (stock code: 4552) as of the date of this announcement

“Offer”	the offer by Yancoal Resources to repurchase for cash up to a total of US$250,000,000 in aggregate principal amount of its outstanding Notes, which may be increased at Yancoal Resources’ sole discretion

“Offer to Purchase”	the offer to purchase dated 16 November 2015 issued by Yancoal Resources to the Holders in connection with the Offer

“PRC”	the People’s Republic of China which, except where the context otherwise requires and for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Remaining Tender Offer Amount”	the difference between the Maximum Tender Offer Amount and the aggregate principal amount of Eligible Early Tendered Notes to be accepted

“RMB”	Renminbi, the lawful currency of the PRC

“Settlement Date”	the fifth Business Day following the Expiration Time, which is expected to be 21 December 2015 (New York City time) for the offer to repurchase the Notes, unless extended by Yancoal Resources in its sole discretion

“U.S.” or “United States”	the United States of America

“US$”	United States dollar, the lawful currency of the United States

“Withdrawal Deadline”	5:00 p.m. (New York City time) on 30 November 2015, unless extended by the Company in its sole discretion

“Yancoal Resources”	Yancoal International Resources Development Co., Limited, a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company

“%”	percentage

Unless otherwise stated, all times and dates refer to New York City, United States times and dates.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

16 November 2015 (Hong Kong time)

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

As at the date of this announcement, the directors of Yancoal Resources are Mr. Li Xiyong, Mr. Lai Cunliang, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC